Exhibit 3.1
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
NOVINT TECHNOLOGIES, INC.
     Novint Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:
     A. The name of the Corporation is: Novint Technologies, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 13, 2001. The original name of the Corporation was: Novint Technologies (Delaware), Inc.
     B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation’s Certificate of Incorporation such that the total number of shares of all classes of capital stock which the Corporation is authorized to issue shall hereafter be one hundred fifty million (150,000,000) shares, consisting of 150,000,000 shares of common stock with a par value of $0.01 per share designated as the “Common Stock” of the Corporation.
     C. The text of the Certificate of Incorporation as hereby amended or supplemented reads as set forth in Exhibit A attached hereto.
     IN WITNESS WHEREOF, Novint Technologies, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Thomas G. Anderson, a duly authorized officer of the Corporation, on June 19, 2007.

NOVINT TECHNOLOGIES, INC.
/s/ Thomas G. Anderson
Thomas G. Anderson
Chief Executive Officer

EXHIBIT A
ARTICLE ONE
     The name of the Corporation is: NOVINT TECHNOLOGIES, INC.
ARTICLE TWO
     The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
ARTICLE THREE
     The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.
ARTICLE FOUR
     The Corporation is authorized to issue one class of stock to be designated common stock (“Common Stock”). The total number of shares of Common Stock that the Corporation is authorized to issue is 150,000,000, par value $0.01 per share.
ARTICLE FIVE
     The Board of Directors is authorized to make, alter or repeal the by-laws of the Corporation. Election of directors need not be by written ballot
ARTICLE SIX
     A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174b of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit.
ARTICLE SEVEN
     The Corporation shall indemnify its officers, directors, employees, and agents to the extent permitted by the General Corporation Law of Delaware.